UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2016

Commission File Number 001-34929

SODASTREAM INTERNATIONAL LTD.
(Translation of registrant’s name into English)
Gilboa Street, Airport City Ben Gurion Airport 7019900, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ____

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ____

Yes ☐    No ☒

EXPLANATORY NOTE

SodaStream International Ltd. (the “Company”) hereby announces that, at the Annual General Meeting of shareholders (the “Meeting”) held on December 23, 2016, the shareholders of the Company approved the following proposals by the requisite majorities in accordance with the Israeli Companies Law, 5759-1999 and the Company’s Articles of Association, as described in the Company’s amended proxy statement:

Proposal No. 1	To reelect Mr. David Morris as a Class III director and to hold office until the annual general meeting of shareholders to be held in 2019.

Proposal No. 2	To reelect Prof. Yehezkel (Chezy) Ofir as a Class III director and to hold office until the annual general meeting of shareholders to be held in 2019.

Proposal No. 3	To reelect Mr. Richard Hunter as a Class III director and to hold office until the annual general meeting of shareholders to be held in 2019.

Proposal No. 4	To elect Mr. Torsten Koster as a Class I director and to hold office until the annual general meeting of shareholders to be held in 2017.

Proposal No. 5	To approve and ratify the reappointment of Somekh Chaikin, a member firm of KPMG International, as the Company’s independent auditor for the year ending December 31, 2016 and until the next annual general meeting of shareholders, and to authorize the board of directors, upon recommendation of the audit committee, to determine their annual compensation.

10,027,706 ordinary shares, representing approximately 47.17% of the issued and outstanding ordinary shares as of the record date, were present in person or represented by proxy at the Meeting.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 3, 2010 (Registration No. 333-170299), August 16, 2013 (Registration No. 333-190655) April 30, 2014 (Registration No. 333-195578) and December 31, 2015 (Registration No. 333-208811).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODASTREAM INTERNATIONAL LTD.
(Registrant)

Date: December 27, 2016	By: /s/ Dotan Bar-Natan
	Name:	Dotan Bar-Natan
	Title:	Head of Legal Department